VEON discloses its 2Q23 unaudited interim condensed consolidated financial statements Amsterdam, 29 August 2023 - VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides mobile connectivity and services, following the release of its 2Q23 trading update on 3 August 2023, today discloses unaudited interim condensed consolidated financial statements as of and for the three-month period ended 30 June 2023 and the six-month period ended 30 June 2023 for VEON Ltd. and its wholly-owned subsidiary, VEON Holdings B.V. (the “Financial Statements”). The Financial Statements are available on the VEON Group website at https://www.veon.com/investors/. Notice to reader VEON’s results presented in this press release are, unless otherwise stated, based on IFRS and have not been externally reviewed and audited. The financial information presented herein is based on internal management accounts, is the responsibility of management and has not been externally audited, reviewed or verified. Although we believe the information to be reasonable, actual results may vary from the information contained above and such variations could be material. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for the quarter or any future period. Disclaimer This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding management plans and the ability to successfully execute operating model, governance and development plans. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

About VEON VEON is a global digital operator that currently provides converged connectivity and online services to about 160 million customers in six dynamic markets. We transform people’s lives, empower individuals, create opportunities for greater digital inclusion and drive economic growth across countries that are home to more than 7% of the world’s population. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext Amsterdam, and has a broad investor base. For more information visit: http://www.veon.com. Contact Information Investor Relations Faisal Ghori ir@veon.com